BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006



Damian P. Reitemeyer     Mailing Address:
Vice President           P.O. Box 318
Telephone:  212-250-4599 Church Street Station
                         New York, NY  10008
                         February 14, 1996




Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Imperial Holly Corp


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.
Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer

Enclosures













             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*


                     Imperial Holly Corp
             __________________________________
                       NAME OF ISSUER:
                 Common Stock, no par value
           _____________________________________
                _ TITLE OF CLASS OF SECURITIES
                          45283510
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover
page shall not be deemed to be  filed  for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act )
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of
the Act (however, see the Notes).
              (Continued on following page(s))
                      Page 1 of 6 Pages
CUSIP No.  45283510                     Page 2 of 6
Pages
1.NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corpation, its wholly owned
subsidiary, Bankers Trust Company   13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Both Bankers Trust New York Corporation and Bankers
Trust Company are New York Corporations.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES
               Bankers Trust Company         0 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY
               Bankers Trust Company    166,947 shares

  EACH         7. SOLE DISPOSITIVE POWER
REPORTING
               Bankers Trust Company    222,402 shares

 PERSON        8. SHARED DISPOSITIVE POWER
  WITH
               Bankers Trust Company    494,089 shares

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
Bankers Trust Company 716,491 shares


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *

                    [ ]
CUSIP No.  45283510                     Page 3 of 6 Pages


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                Bankers Trust Company 7.0%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
CUSIP No.  45283510                     Page 4 of 6 Pages

Item 1(a)      NAME OF ISSUER:
                    Imperial Holly Corp

Item 1(b)      ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE
OFFICES:

               One Imperial Square
               Suite 200
               8016 Highway 90-A
               Sugar Land, Texas 77478

Item 2(a)      NAME OF PERSON FILING:

               Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)      CITIZENSHIP:

               Bankers Trust New York Corporation  and
          Bankers Trust Company are incorporated in the State of New York with its principal business office located in New York

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common stock (no par value) of Imperial

Holly Corp.

Item 2(e)    CUSIP NUMBER: 45283510

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

(g)  [X] Parent Holding Company, in accordance with
                Section 240.13d-1(b)(ii)(G)
          For Bankers Trust Company
(b)  [X] Bank as defined in section 3(a)(6) of the Act.
CUSIP No.  45283510                     Page 5 of 6 Pages
Item 4         OWNERSHIP:

     (a)  Amount Beneficially Owned:

          As of December 31, 1995:

          Bankers Trust Company,
            as investment advisor,    716,491shares

     (b)  PERCENT OF CLASS:

          Bankers Trust Company,
            as investment advisor              7.0%

     (c)  Number of shares as to which the Bank has:
        (i)  sole power to vote or to direct the
                vote -
               Bankers Trust Company       0shares

          (ii)  shared power to vote or to direct the
                 vote -
               Bankers Trust Company   166,947shares

          (iii)  sole power to dispose or to direct the
                  disposition of -
               Bankers Trust Company  222,402shares

           (iv)  shared power to dispose or to direct
                  the disposition of -
               Bankers Trust Company    494,089shares

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           []


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
          ANOTHER PERSON:

          Bankers Trust Company serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


CUSIP No. 45283510                      Page 6 of 6
Pages

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not applicable.

Item 10   CERTIFICATION:
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company